EXHIBIT A
KOOR INDUSTRIES LTD.
--------------------------------------------------------------------------------
                                                         OFFICE OF LEGAL COUNSEL
                                                         21 Ha'arba'a Street
                                                         Tel Aviv 64739
                                                         Israel
                                                         Tel:  972-3-6238420
                                                         Fax: 972-3-6238425


                                                         March 5, 2001


The Securities Authority      The Tel Aviv Stock      The Registrar of Companies
22 Kanfei Nesharim St.          Exchange              97 Yafo St.
Jerusalem 95464               54 Ahad Ha'am St.       Jerusalem 91007
                              Tel Aviv 65202
---------------               ---------------         ---------------
Fax: 02-6513940               Fax: 03-5105379
---------------               ---------------


Dear Sirs,

Re:  Immediate Report (NO. 03/2001)
     Koor Industries Ltd. (Company No. 52-001414-3)


Koor Industries Ltd. (hereinafter: "Koor") hereby announces as follows:

In the framework of concentrating all the holdings of the Ordinary Shares of ECI Telecom Ltd. by Koor, an agreement was signed on March 4, 2001 between Koor and Tadiran Ltd., a wholly owned subsidiary of Koor (hereinafter: "Tadiran").

It was agreed upon that all Tadiran's share holdings of ECI - 11,178,925 Ordinary Shares - will be sold to Koor, based on the last closing price on the Nasdaq.

                                        Yours Sincerely,



                                        Shlomo Heller, Adv.
                                        Legal Counsel